

November 18, 2022

Glenn Murphy
Chief Executive Officer
KKR Acquisition Holdings I Corp.
30 Hudson Yards, Suite 7500
New York, NY 10001

Re: KKR Acquisition Holdings I Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 21, 2022
File No. 001-40225

Dear Glenn Murphy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joseph Kaufman, Esq.